Filed by Enable Midstream Partners, LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Enable Midstream Partners, LP

Commission File No.: 1-36413

Enable Midstream Partners, LP issued the below letter to employees on February 17, 2021:

Announcement

This morning we issued a press release announcing that Enable has entered into a merger agreement with Energy Transfer Partners. Under the agreement, Enable would become a wholly owned subsidiary of Energy Transfer.

Many of you are familiar with Energy Transfer. It is one of the largest and most diversified midstream energy companies in the country with approximately 90,000 miles of pipelines traversing 38 states. The consolidation of complementary assets provides scope and scale with basin, commodity and customer diversity that have been key elements of Enable’s strategic goals. Additionally, the combination positions Enable’s assets in an entity that provides services and captures opportunities along the full midstream value chain, another long-term goal of Enable. The transaction affords deeper access to capital to invest in our assets along with a more competitive cost of capital to capture opportunities and for enhanced growth, with synergies and efficiencies that improve run-rate costs.

I want you to know that our Sponsors and our Board did not make this decision lightly. Our Sponsors have a responsibility to their shareholders with respect to their investment in Enable, and as a publicly traded company, Enable must consider the interests of its unitholders as well. These were difficult decisions as we understand the impact on employees and secondees of Enable. We have been very mindful of these impacts and worked together with Energy Transfer on employee-related issues with a shared commitment to you. This commitment will continue in the months ahead as Energy Transfer works through organizational decisions. We will be establishing an integration team with Energy Transfer to ensure a detailed and thoughtful plan is developed, and we are committed to keeping you informed.

We anticipate closing the transaction following regulatory approvals. Upon closing, the combined company will be led by the current Energy Transfer senior management team. Until then, Enable and Energy Transfer will continue to operate as independent companies, and the current leadership team and organizational structure remains unchanged.

I know this announcement creates many questions, and we are committed to providing answers as soon as possible. Today’s announcement may also create media coverage. As usual, please forward any media inquiries to Leigh Ann Williams.

I, and the leadership team, want to recognize and express our appreciation to the many employees across our company who have been working tirelessly through the extreme weather conditions to ensure communities across our footprint remain warm. Your commitment to each other, our customers and communities is outstanding and is the cornerstone of Enable.

As always, please know how proud I am of each of you, what we have built together and the incredible job you do each and every day. While I know this announcement creates yet another point of potential distraction, please remain focused, safe and well. Your safety, the safety of our customers and communities remains above all else.

Rod Sailor

President and Chief Executive Officer

No Offer or Solicitation

This communication relates to a proposed merger (the “Merger”) between Enable and Energy Transfer Partners (“Energy Transfer”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, Energy Transfer will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a consent solicitation statement of Enable and a prospectus of Energy Transfer. The Merger will be submitted to Enable’s unitholders for their consideration. Enable and Energy Transfer may also file other documents with the SEC regarding the Merger. The definitive consent solicitation statement/prospectus will be sent to the unitholders of Enable. This document is not a substitute for the registration statement and consent solicitation statement/prospectus that will be filed with the SEC or any other documents that Enable or Energy Transfer may file with the SEC or send to unitholders of Enable in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF ENABLE AND Energy Transfer ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Enable or Energy Transfer through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Enable will be made available free of charge on Enable’s website at http://investors.enablemidstream.com/financials/sec-filings/default.aspx or by directing a request to Investor Relations, Enable Midstream Partners LP, 499 W. Sheridan Ave., Suite 1500, Oklahoma City, OK 73102, Tel. No. (405) 558-4600. Copies of documents filed with the SEC by Energy Transfer will be made available free of charge on Energy Transfer’s website at http://energytransfer.com/investor-relations or by directing a request to Investor Relations, Energy Transfer, 8111 Westchester Drive, Dallas, TX 75225 Tel. No. (214) 981-0795.

Participants in the Solicitation

(a) Enable, Energy Transfer, and the directors and executive officers of their respective general partners and (b) OGE Energy Corp. and CenterPoint Energy, Inc. and their affiliates, may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of Energy Transfer’s general partner is contained in Energy Transfer’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Energy Transfer’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Enable or Energy Transfer expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the company and its operations following the Merger, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that unitholders of Enable may not approve the Merger, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that any announcements relating to the Merger could have adverse effects on the market price of Energy Transfer’s or Enable’s common units, the risk that the Merger and its announcement could have an adverse effect on the ability of Enable and Energy Transfer to retain and hire key personnel, on the ability of Enable to attract third-party customers and maintain its relationships with joint venture counterparties and on Enable’s operating results and businesses generally, including the ongoing COVID-19 Pandemic, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the Merger, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the Merger or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Enable’s or Energy Transfer’s control, including those detailed in Enable’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.enablemidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in Energy Transfer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Energy Transfer’s website at http://www.energytransfer.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Enable or Energy Transfer believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Enable and Energy Transfer undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.